

INVESTED 529 PLAN

Semiannual Report

JUNE 30, 2020

	Ticker
InvestEd Aggressive Portfolio	WAGPX
InvestEd Growth Portfolio	WAGRX
InvestEd Balanced Portfolio	WBLAX
InvestEd Conservative Portfolio	WICAX
InvestEd Income Portfolio	WICPX
InvestEd Fixed Income Portfolio	WFXPX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

CONTENTS

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Philip J. Sanders, CFA

JUNE 30, 2020 (UNAUDITED)

Dear Shareholder,

Markets thus far in 2020 have been, to use an overused word, unprecedented. In a matter of months, we have witnessed economic and market moves that typically take an entire market cycle of many years to unfold. Financial markets had been positive in early 2020, as political conflicts, trade uncertainty and global economic growth concerns waned. However, that upward trajectory suddenly reversed in late February 2020 and markets declined in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. The pause on economic activity, along with a conflict between Russia and Saudi Arabia, caused a historic rout in oil markets. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks have taken unprecedented steps to mitigate the economic blow of social distancing. Monetary policy response has been broader and more rapid than at any other time in history. Global central banks have enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response has been the strongest with a broad array of policy measures including an unprecedented pace of QE.

Just as global central banks are acting aggressively, governments around the world are responding with fiscal stimulus. While projected budget deficits for many countries are huge, those figures include loans designed to keep companies afloat and people employed. Up to this point, the fiscal impulse for most major countries is between 5 and 10% of gross domestic product (GDP). This is extremely aggressive both in size and speed of implementation, as we have only been facing this pandemic for a few months. More global fiscal stimulus seems probable. For instance, in addition to the $2.2 trillion CARES (Coronavirus Aid, Relief and Economic Security) Act, we expect another large fiscal stimulus in the U.S. to become law, which will likely include some form of extension to unemployment benefits and provide aid to state and local governments.

Enthusiasm about the economy possibly regaining momentum has been muted by ongoing uncertainty regarding the public health risks of reopening. While volatility has retreated sharply from the record highs of late March, it remains at elevated levels. Recent moves have shown that markets are likely to respond to changes in new COVID-19 cases, both positively and negatively. Since the March 23 trough, the S&P 500 Index has stabilized and experienced a rapid bounce back. Year-to-date as of June 30, the Index is down 3.1%. Given this rebound, investors might wonder if the market is ahead of itself.

As we move forward and examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions. Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	6/30/2020	12/31/2019
S&P 500 Index	3,100.29	3,230.78
MSCI EAFE Index	1,780.58	2,036.94
10-Year Treasury Yield	0.66%	1.92%
U.S. unemployment rate	11.1%	3.5%
30-year fixed mortgage rate	3.13%	3.74%
Oil price per barrel	$ 39.27	$ 61.14

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2020.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7. 5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Portfolio	Beginning Account Value 12-31-19	Ending Account Value 6-30-20	Expenses Paid During Period*	Beginning Account Value 12-31-19	Ending Account Value 6-30-20	Expenses Paid During Period*	
InvestEd Aggressive Portfolio	$1,000	$ 953.50	$ 1.17	$1,000	$ 1,023.61	$1.21	0.25%
InvestEd Growth Portfolio	$1,000	$ 968.80	$ 1.18	$1,000	$1,023.63	$1.21	0.25%
InvestEd Balanced Portfolio	$1,000	$ 984.80	$ 1.19	$1,000	$1,023.63	$1.21	0.25%
InvestEd Conservative Portfolio	$1,000	$1,002.60	$1.20	$1,000	$1,023.62	$1.21	0.25%
InvestEd Income Portfolio	$1,000	$ 1,015.00	$ 1.21	$1,000	$1,023.62	$1.21	0.25%
InvestEd Fixed Income Portfolio	$1,000	$ 1,032.10	$1.22	$1,000	$1,023.62	$1.21	0.25%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2020, and divided by 366.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2020 (UNAUDITED)

InvestEd Aggressive Portfolio – Asset Allocation

Ivy ProShares MSCI ACWI Index Fund, Class N	17.0%
Ivy International Core Equity Fund, Class N	12.7%
Ivy Large Cap Growth Fund, Class N	11.3%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	9.5%
Ivy Core Equity Fund, Class N	8.5%
Ivy Value Fund, Class N	7.6%
Ivy Mid Cap Growth Fund, Class N	7.2%
Ivy Emerging Markets Equity Fund, Class N	6.3%
Ivy Government Securities Fund, Class N	5.0%
Ivy Mid Cap Income Opportunities Fund, Class N	3.3%
Ivy Securian Core Bond Fund, Class N	2.8%
Ivy Small Cap Growth Fund, Class N	2.5%
Ivy LaSalle Global Real Estate Fund, Class N	1.9%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.2%
Ivy Limited-Term Bond Fund, Class N	1.0%
Ivy Corporate Bond Fund, Class N	0.8%
Ivy Small Cap Core Fund, Class N	0.5%
Ivy Global Bond Fund, Class N	0.3%
Ivy High Income Fund, Class N	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

InvestEd Growth Portfolio – Asset Allocation

Ivy ProShares MSCI ACWI Index Fund, Class N	14.0%
Ivy Government Securities Fund, Class N	11.9%
Ivy Large Cap Growth Fund, Class N	10.3%
Ivy International Core Equity Fund, Class N	10.3%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	8.5%
Ivy Value Fund, Class N	7.1%
Ivy Core Equity Fund, Class N	7.0%
Ivy Limited-Term Bond Fund, Class N	6.1%
Ivy Emerging Markets Equity Fund, Class N	5.2%
Ivy Mid Cap Growth Fund, Class N	5.1%
Ivy Securian Core Bond Fund, Class N	4.8%
Ivy Mid Cap Income Opportunities Fund, Class N	2.4%
Ivy Small Cap Growth Fund, Class N	1.8%
Ivy LaSalle Global Real Estate Fund, Class N	1.5%
Ivy Corporate Bond Fund, Class N	1.0%
Ivy High Income Fund, Class N	1.0%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.9%
Ivy Global Bond Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2020 (UNAUDITED)

InvestEd Balanced Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	18.6%
Ivy ProShares MSCI ACWI Index Fund, Class N	11.0%
Ivy Limited-Term Bond Fund, Class N	9.0%
Ivy Large Cap Growth Fund, Class N	8.5%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	7.8%
Ivy International Core Equity Fund, Class N	7.8%
Ivy Securian Core Bond Fund, Class N	7.1%
Ivy Value Fund, Class N	5.9%
Ivy Core Equity Fund, Class N	5.2%
Ivy Emerging Markets Equity Fund, Class N	4.2%
Ivy Mid Cap Growth Fund, Class N	4.1%
Ivy Corporate Bond Fund, Class N	3.1%
Ivy Mid Cap Income Opportunities Fund, Class N	1.9%
Ivy High Income Fund, Class N	1.5%
Ivy Small Cap Growth Fund, Class N	1.3%
Ivy LaSalle Global Real Estate Fund, Class N	1.0%
Ivy Global Bond Fund, Class N	1.0%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.7%
Ivy Small Cap Core Fund, Class N	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

InvestEd Conservative Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	29.4%
Ivy Limited-Term Bond Fund, Class N	14.0%
Ivy Securian Core Bond Fund, Class N	9.7%
Ivy ProShares MSCI ACWI Index Fund, Class N	6.7%
Ivy Large Cap Growth Fund, Class N	6.7%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5.8%
Ivy International Core Equity Fund, Class N	4.6%
Ivy Value Fund, Class N	4.2%
Ivy Corporate Bond Fund, Class N	3.8%
Ivy Core Equity Fund, Class N	3.2%
Ivy Emerging Markets Equity Fund, Class N	2.9%
Ivy Mid Cap Growth Fund, Class N	2.5%
Ivy High Income Fund, Class N	2.0%
Ivy Global Bond Fund, Class N	1.5%
Ivy Mid Cap Income Opportunities Fund, Class N	0.9%
Ivy LaSalle Global Real Estate Fund, Class N	0.7%
Ivy Small Cap Growth Fund, Class N	0.5%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2020 (UNAUDITED)

InvestEd Income Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	31.4%
Ivy Limited-Term Bond Fund, Class N	31.0%
Ivy Securian Core Bond Fund, Class N	7.1%
Ivy ProShares MSCI ACWI Index Fund, Class N	5.0%
Ivy Large Cap Growth Fund, Class N	4.9%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	4.1%
Ivy Corporate Bond Fund, Class N	3.0%
Ivy Value Fund, Class N	2.8%
Ivy International Core Equity Fund, Class N	1.9%
Ivy Core Equity Fund, Class N	1.7%
Ivy Emerging Markets Equity Fund, Class N	1.6%
Ivy High Income Fund, Class N	1.5%
Ivy Global Bond Fund, Class N	1.3%
Ivy Mid Cap Growth Fund, Class N	1.0%
Ivy LaSalle Global Real Estate Fund, Class N	0.5%
Ivy Mid Cap Income Opportunities Fund, Class N	0.5%
Ivy Small Cap Growth Fund, Class N	0.2%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.2%
Ivy Small Cap Core Fund, Class N	0.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.1%

InvestEd Fixed Income Portfolio – Asset Allocation

Ivy Limited-Term Bond Fund, Class N	82.1%
Ivy Government Securities Fund, Class N	10.0%
Ivy Securian Core Bond Fund, Class N	7.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

INVESTED PORTFOLIOS *(in thousands)*

InvestEd Aggressive Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	91	$ 1,481
Ivy Corporate Bond Fund, Class N	20	134
Ivy Emerging Markets Equity Fund, Class N	53	1,091
Ivy Global Bond Fund, Class N	4	44
Ivy Government Securities Fund, Class N	151	879
Ivy High Income Fund, Class N	7	43
Ivy International Core Equity Fund, Class N	140	2,218
Ivy Large Cap Growth Fund, Class N . .	71	1,975
Ivy LaSalle Global Real Estate Fund, Class N	37	337
Ivy Limited-Term Bond Fund, Class N	16	175
Ivy Mid Cap Growth Fund, Class N	37	1,245
Ivy Mid Cap Income Opportunities Fund, Class N	42	575
Ivy ProShares MSCI ACWI Index Fund, Class N	249	2,962
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	23	205
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	140	1,653
Ivy Securian Core Bond Fund, Class N	44	488
Ivy Small Cap Core Fund, Class N	5	84
Ivy Small Cap Growth Fund, Class N . .	18	441
Ivy Value Fund, Class N	67	1,324

TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$17,354
(Cost: $18,029)		

SHORT-TERM SECURITIES

Money Market Funds (A) – 0.3%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120%	60	60

TOTAL SHORT-TERM SECURITIES – 0.3%		$ 60
(Cost: $60)		
TOTAL INVESTMENT SECURITIES – 100.0%		$ 17,414
(Cost: $18,089)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		7
NET ASSETS – 100.0%		$ 17,421

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at June 30, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$17,354	$—	$—
Short-Term Securities	60	—	—
Total	$ 17,414	$—	$—

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	525	$ 8,544
Ivy Corporate Bond Fund, Class N . . .	183	1,250
Ivy Emerging Markets Equity Fund, Class N	308	6,375
Ivy Global Bond Fund, Class N	61	618
Ivy Government Securities Fund, Class N	2,497	14,483
Ivy High Income Fund, Class N	192	1,209
Ivy International Core Equity Fund, Class N	790	12,549
Ivy Large Cap Growth Fund, Class N	455	12,582
Ivy LaSalle Global Real Estate Fund, Class N	195	1,772
Ivy Limited-Term Bond Fund, Class N	666	7,381
Ivy Mid Cap Growth Fund, Class N . .	184	6,233
Ivy Mid Cap Income Opportunities Fund, Class N	213	2,878
Ivy ProShares MSCI ACWI Index Fund, Class N	1,438	17,086
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	128	1,150
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . .	881	10,391
Ivy Securian Core Bond Fund, Class N	533	5,916
Ivy Small Cap Core Fund, Class N . . .	35	586
Ivy Small Cap Growth Fund, Class N	91	2,165
Ivy Value Fund, Class N	442	8,688

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$ 121,856
(Cost: $122,648)		

SHORT-TERM SECURITIES

Money Market Funds (A) – 0.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120% . . .	171	171

TOTAL SHORT-TERM SECURITIES – 0.1%		$ 171
(Cost: $171)		
TOTAL INVESTMENT SECURITIES – 100.0%		$122,027
(Cost: $122,819)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		5
NET ASSETS – 100.0%		$122,032

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at June 30, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$121,856	$—	$—
Short-Term Securities	171	—	—
Total	$122,027	$—	$—

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	253	$ 4,110
Ivy Corporate Bond Fund, Class N	352	2,407
Ivy Emerging Markets Equity Fund, Class N	158	3,272
Ivy Global Bond Fund, Class N	79	793
Ivy Government Securities Fund, Class N	2,523	14,635
Ivy High Income Fund, Class N	185	1,164
Ivy International Core Equity Fund, Class N	386	6,132
Ivy Large Cap Growth Fund, Class N	241	6,659
Ivy LaSalle Global Real Estate Fund, Class N	83	757
Ivy Limited-Term Bond Fund, Class N	641	7,106
Ivy Mid Cap Growth Fund, Class N	95	3,198
Ivy Mid Cap Income Opportunities Fund, Class N	109	1,476
Ivy ProShares MSCI ACWI Index Fund, Class N	725	8,611
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	62	553
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	517	6,092
Ivy Securian Core Bond Fund, Class N	505	5,597
Ivy Small Cap Core Fund, Class N	11	188
Ivy Small Cap Growth Fund, Class N	42	991
Ivy Value Fund, Class N	236	4,641
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$78,382
(Cost: $77,805)		
SHORT-TERM SECURITIES		
Money Market Funds (A) – 0.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120%	97	97
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 97
(Cost: $97)		
TOTAL INVESTMENT SECURITIES – 100.0%		$78,479
(Cost: $77,902)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		5
NET ASSETS – 100.0%		$78,484

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at June 30, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$78,382	$—	$—
Short-Term Securities	97	—	—
Total	$78,479	$—	$—

SCHEDULE OF INVESTMENTS

JUNE 30, 2020 (UNAUDITED)

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	153	$ 2,493
Ivy Corporate Bond Fund, Class N	432	2,952
Ivy Emerging Markets Equity Fund, Class N	107	2,206
Ivy Global Bond Fund, Class N	116	1,167
Ivy Government Securities Fund, Class N	3,913	22,697
Ivy High Income Fund, Class N	242	1,522
Ivy International Core Equity Fund, Class N	225	3,568
Ivy Large Cap Growth Fund, Class N	186	5,143
Ivy LaSalle Global Real Estate Fund, Class N	61	557
Ivy Limited-Term Bond Fund, Class N	978	10,841
Ivy Mid Cap Growth Fund, Class N . . .	58	1,959
Ivy Mid Cap Income Opportunities Fund, Class N	53	723
Ivy ProShares MSCI ACWI Index Fund, Class N	436	5,179
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	40	361
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . .	380	4,475
Ivy Securian Core Bond Fund, Class N	672	7,451
Ivy Small Cap Core Fund, Class N	11	184
Ivy Small Cap Growth Fund, Class N . .	16	388
Ivy Value Fund, Class N	167	3,272

TOTAL AFFILIATED MUTUAL FUNDS – 99.8%	$ 77,138

(Cost: $75,593)

SHORT-TERM SECURITIES

Money Market Funds (A) – 0.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120%	81	81

TOTAL SHORT-TERM SECURITIES – 0.1%	$	81

(Cost: $81)

TOTAL INVESTMENT SECURITIES – 99.9%	$ 77,219

(Cost: $75,674)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%	56

NET ASSETS – 100.0%	$77,275

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at June 30, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$77,138	$—	$—
Short-Term Securities	81	—	—
Total	$77,219	$—	$—

InvestEd Income Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	120	$ 1,958
Ivy Corporate Bond Fund, Class N . . .	505	3,448
Ivy Emerging Markets Equity Fund, Class N	85	1,755
Ivy Global Bond Fund, Class N	141	1,419
Ivy Government Securities Fund, Class N	6,103	35,400
Ivy High Income Fund, Class N	265	1,667
Ivy International Core Equity Fund, Class N	138	2,190
Ivy Large Cap Growth Fund, Class N	198	5,483
Ivy LaSalle Global Real Estate Fund, Class N	59	541
Ivy Limited-Term Bond Fund, Class N	3,163	35,041
Ivy Mid Cap Growth Fund, Class N . . .	34	1,143
Ivy Mid Cap Income Opportunities Fund, Class N	39	527
Ivy ProShares MSCI ACWI Index Fund, Class N	471	5,594
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	29	263
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . .	392	4,622
Ivy Securian Core Bond Fund, Class N	723	8,016
Ivy Small Cap Core Fund, Class N . . .	16	268
Ivy Small Cap Growth Fund, Class N	12	283
Ivy Value Fund, Class N	162	3,180

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%	$112,798

(Cost: $109,670)

SHORT-TERM SECURITIES

Money Market Funds (A) – 0.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120%	99	99

TOTAL SHORT-TERM SECURITIES – 0.1%	$	99

(Cost: $99)

TOTAL INVESTMENT SECURITIES – 100.0%	$112,897

(Cost: $109,769)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%	—

NET ASSETS – 100.0%	$112,897

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at June 30, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$112,798	$—	$—
Short-Term Securities	99	—	—
Total	$112,897	$—	$—

InvestEd Fixed Income Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Government Securities Fund, Class N	1,024	$ 5,940
Ivy Limited-Term Bond Fund, Class N	4,413	48,895
Ivy Securian Core Bond Fund, Class N	406	4,504
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$59,339
(Cost: $58,001)		
SHORT-TERM SECURITIES		
Money Market Funds (A) – 0.3%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.120%	189	189
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 189
(Cost: $189)		
TOTAL INVESTMENT SECURITIES – 100.0%		$59,528
(Cost: $58,190)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		15
NET ASSETS – 100.0%		$59,543

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at June 30, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$59,339	$—	$—
Short-Term Securities	189	—	—
Total	$59,528	$—	$—

See accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF JUNE 30, 2020 (UNAUDITED)

(In thousands, except per share amounts)	InvestEd Aggressive Portfolio	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio	InvestEd Income Portfolio	InvestEd Fixed Income Portfolio
ASSETS						
Investments in unaffiliated securities at value+	$ 60	$ 171	$ 97	$ 81	$ 99	$ 189
Investments in affiliated mutual funds at market value+	17,354	121,856	78,382	77,138	112,798	59,339
Investments at Market Value	17,414	122,027	78,479	77,219	112,897	59,528
Investment securities sold receivable	—	—	—	21	—	106
Dividends and interest receivable	—*	4	4	5	10	6
Capital shares sold receivable	7	11	28	55	105	3
Receivable from affiliates	—	3	2	1	—	—
Total Assets	17,421	122,045	78,513	77,301	113,012	59,643
LIABILITIES						
Investment securities purchased payable	—	—	—	—	50	—
Capital shares redeemed payable	—*	13	29	26	65	100
Distribution and service fees payable	—*	—	—	—	—*	—*
Total Liabilities	—*	13	29	26	115	100
Total Net Assets	$ 17,421	$122,032	$78,484	$77,275	$ 112,897	$59,543
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$ 15,251	$ 115,552	$72,989	$72,001	$104,695	$ 56,497
Accumulated earnings gain	2,170	6,480	5,495	5,274	8,202	3,046
Total Net Assets	$ 17,421	$122,032	$78,484	$77,275	$112,897	$59,543
CAPITAL SHARES OUTSTANDING	1,603	10,924	7,569	6,776	10,461	5,619
NET ASSET VALUE PER SHARE	$ 10.87	$ 11.17	$ 10.37	$ 11.40	$ 10.79	$ 10.60
+COST						
Investments in unaffiliated securities at cost	$ 60	$ 171	$ 97	$ 81	$ 99	$ 189
Investments in affiliated mutual funds at cost	18,029	122,648	77,805	75,593	109,670	58,001

Not shown due to rounding.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

(In thousands)	InvestEd Aggressive Portfolio	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio	InvestEd Income Portfolio	InvestEd Fixed Income Portfolio
INVESTMENT INCOME						
Dividends from affiliated mutual funds	$ 66	$ 615	$ 499	$ 604	$ 958	$ 541
Interest and amortization from unaffiliated securities	—*	2	1	1	2	3
Total Investment Income	66	617	500	605	960	544
EXPENSES						
Distribution and service fees	22	148	96	96	138	68
Net Investment Income	44	469	404	509	822	476
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in affiliated mutual funds	1,234	717	551	440	442	143
Net change in unrealized appreciation (depreciation) on:						
Investments in affiliated mutual funds	(2,169)	(5,268)	(2,375)	(799)	458	1,111
Net Realized and Unrealized Gain (Loss)	(935)	(4,551)	(1,824)	(359)	900	1,254
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (891)	$(4,082)	$(1,420)	$ 150	$1,722	$1,730

Not shown due to rounding.

.

See Accompanying Notes to Financial Statements.

(In thousands)	InvestEd Aggressive Portfolio		InvestEd Growth Portfolio		InvestEd Balanced Portfolio	
	Six months ended 6-30-20 (Unaudited)	Year ended 12-31-19	Six months ended 6-30-20 (Unaudited)	Year ended 12-31-19	Six months ended 6-30-20 (Unaudited)	Year ended 12-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 44	$ 512	$ 469	$ 2,114	$ 404	$ 1,569
Net realized gain on investments	1,234	1,061	717	4,046	551	2,427
Net change in unrealized appreciation (depreciation)	(2,169)	4,118	(5,268)	16,398	(2,375)	9,339
Net Increase (Decrease) in Net Assets Resulting from Operations	(891)	5,691	(4,082)	22,558	(1,420)	13,335
Distributions to Shareholders From:						
Accumulated earnings (combined net investment income and net realized gains)	—	(1,343)	—	(7,717)	—	(4,035)
Total Distributions to Shareholders	—	(1,343)	—	(7,717)	—	(4,035)
Capital Share Transactions	(14,043)	6,906	9,824	(13,437)	(3,517)	(2,216)
Net Increase (Decrease) in Net Assets	(14,934)	11,254	5,742	1,404	(4,937)	7,084
Net Assets, Beginning of Period	32,355	21,101	116,290	114,886	83,421	76,337
Net Assets, End of Period	$ 17,421	$32,355	$122,032	$116,290	$78,484	$83,421

(In thousands)	InvestEd Conservative Portfolio		InvestEd Income Portfolio		InvestEd Fixed Income Portfolio	
	Six months ended 6-30-20 (Unaudited)	Year ended 12-31-19	Six months ended 6-30-20 (Unaudited)	Year ended 12-31-19	Six months ended 6-30-20 (Unaudited)	Year ended 12-31-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 509	$ 1,606	$ 822	$ 2,223	$ 476	$ 1,036
Net realized gain on investments	440	1,713	442	1,606	143	245
Net change in unrealized appreciation (depreciation)	(799)	6,811	458	6,838	1,111	806
Net Increase in Net Assets Resulting from Operations	150	10,130	1,722	10,667	1,730	2,087
Distributions to Shareholders From:						
Accumulated earnings (combined net investment income and net realized gains)	—	(1,647)	—	(3,150)	—	(906)
Total Distributions to Shareholders	—	(1,647)	—	(3,150)	—	(906)
Capital Share Transactions	(3,383)	(3,368)	(1,534)	4,865	5,836	4,102
Net Increase (Decrease) in Net Assets	(3,233)	5,115	188	12,382	7,566	5,283
Net Assets, Beginning of Period	80,508	75,393	112,709	100,327	51,977	46,694
Net Assets, End of Period	$ 77,275	$80,508	$112,897	$ 112,709	$59,543	$ 51,977

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Aggressive Portfolio							
Six-month period ended							
6-30-2020 (unaudited)	$ 11.40	$0.03	$(0.56)	$(0.53)	$ —	$ —	$ —
Year ended 12-31-2019	9.56	0.21	2.13	2.34	(0.12)	(0.38)	(0.50)
Year ended 12-31-2018	10.54	0.17	(0.93)	(0.76)	(0.06)	(0.16)	(0.22)
Year ended 12-31-2017[4]	10.00	0.08	0.46	0.54	—	—	—
InvestEd Growth Portfolio							
Six-month period ended							
6-30-2020 (unaudited)	11.53	0.04	(0.40)	(0.36)	—	—	—
Year ended 12-31-2019	10.19	0.20	1.95	2.15	(0.22)	(0.59)	(0.81)
Year ended 12-31-2018	12.61	0.20	(0.93)	(0.73)	(0.12)	(1.57)	(1.69)
Year ended 12-31-2017	10.80	0.10	2.26	2.36	(0.01)	(0.54)	(0.55)
Year ended 12-31-2016	11.71	0.00*	0.25	0.25	(0.03)	(1.13)	(1.16)
Year ended 12-31-2015	13.13	0.03	0.11	0.14	(0.05)	(1.51)	(1.56)
InvestEd Balanced Portfolio							
Six-month period ended							
6-30-2020 (unaudited)	10.53	0.05	(0.21)	(0.16)	—	—	—
Year ended 12-31-2019	9.38	0.20	1.48	1.68	(0.19)	(0.34)	(0.53)
Year ended 12-31-2018	11.65	0.21	(0.72)	(0.51)	(0.18)	(1.58)	(1.76)
Year ended 12-31-2017	10.76	0.10	1.68	1.78	(0.13)	(0.76)	(0.89)
Year ended 12-31-2016	11.44	0.06	0.20	0.26	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	12.38	0.11	(0.03)	0.08	(0.15)	(0.87)	(1.02)
InvestEd Conservative Portfolio							
Six-month period ended							
6-30-2020 (unaudited)	11.37	0.07	(0.04)	0.03	—	—	—
Year ended 12-31-2019	10.19	0.23	1.19	1.42	(0.24)	—	(0.24)
Year ended 12-31-2018	10.68	0.21	(0.48)	(0.27)	(0.22)	—	(0.22)
Year ended 12-31-2017	10.16	0.15	0.75	0.90	(0.14)	(0.24)	(0.38)
Year ended 12-31-2016	10.39	0.11	0.23	0.34	(0.13)	(0.44)	(0.57)
Year ended 12-31-2015	11.46	0.16	(0.31)	(0.15)	(0.21)	(0.71)	(0.92)
InvestEd Income Portfolio							
Six-month period ended							
6-30-2020 (unaudited)	10.63	0.08	0.08	0.16	—	—	—
Year ended 12-31-2019	9.90	0.22	0.81	1.03	(0.20)	(0.10)	(0.30)
Year ended 12-31-2018	10.16	0.21	(0.35)	(0.14)	(0.07)	(0.05)	(0.12)
Year ended 12-31-2017[4]	10.00	0.07	0.09	0.16	—	—	—
InvestEd Fixed Income Portfolio							
Six-month period ended							
6-30-2020 (unaudited)	10.27	0.09	0.24	0.33	—	—	—
Year ended 12-31-2019	10.01	0.21	0.23	0.44	(0.18)	—	(0.18)
Year ended 12-31-2018	10.00	0.20	(0.13)	0.07	(0.06)	—	(0.06)
Year ended 12-31-2017[4]	10.00	0.06	(0.06)	0.00*	—	—	—

* Not shown due to rounding.
(1)Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Does not include expenses of underlying Ivy Funds in which the Portfolios invest.
(4) For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.
(5) Annualized.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets[3]	Ratio of Net Investment Income to Average Net Assets[3]	Portfolio Turnover Rate
InvestEd Aggressive Portfolio						
Six-month period ended						
6-30-2020 (unaudited)	$10.87	-4.65%	$ 17	0.25%[5]	0.50%[5]	27%
Year ended 12-31-2019	11.40	24.52	32	0.25	1.89	10
Year ended 12-31-2018	9.56	-7.21	21	0.25	1.57	23
Year ended 12-31-2017[4]	10.54	5.40	17	0.25[5]	2.71[5]	17
InvestEd Growth Portfolio						
Six-month period ended						
6-30-2020 (unaudited)	11.17	-3.12	122	0.25[5]	0.79[5]	22
Year ended 12-31-2019	11.53	21.21	116	0.25	1.78	16
Year ended 12-31-2018	10.19	-5.85	115	0.25	1.59	34
Year ended 12-31-2017	12.61	21.84	137	0.25	0.84	116
Year ended 12-31-2016	10.80	2.01	136	0.25	0.04	24
Year ended 12-31-2015	11.71	1.16	142	0.25	0.22	17
InvestEd Balanced Portfolio						
Six-month period ended						
6-30-2020 (unaudited)	10.37	-1.52	78	0.25[5]	1.04[5]	20
Year ended 12-31-2019	10.53	18.00	83	0.25	1.93	18
Year ended 12-31-2018	9.38	-4.41	76	0.25	1.79	39
Year ended 12-31-2017	11.65	16.60	82	0.25	0.86	73
Year ended 12-31-2016	10.76	2.17	166	0.25	0.53	25
Year ended 12-31-2015	11.44	0.72	162	0.25	0.84	15
InvestEd Conservative Portfolio						
Six-month period ended						
6-30-2020 (unaudited)	11.40	0.26	77	0.25[5]	1.33[5]	20
Year ended 12-31-2019	11.37	13.92	81	0.25	2.05	16
Year ended 12-31-2018	10.19	-2.52	75	0.25	1.98	43
Year ended 12-31-2017	10.68	8.82	88	0.25	1.45	110
Year ended 12-31-2016	10.16	3.23	114	0.25	1.03	64
Year ended 12-31-2015	10.39	-1.29	103	0.25	1.41	34
InvestEd Income Portfolio						
Six-month period ended						
6-30-2020 (unaudited)	10.79	1.50	113	0.25[5]	1.49[5]	17
Year ended 12-31-2019	10.63	10.47	113	0.25	2.06	14
Year ended 12-31-2018	9.90	-1.32	100	0.25	2.08	42
Year ended 12-31-2017[4]	10.16	1.60	97	0.25[5]	2.40[5]	19
InvestEd Fixed Income Portfolio						
Six-month period ended						
6-30-2020 (unaudited)	10.60	3.21	60	0.25[5]	1.75[5]	21
Year ended 12-31-2019	10.27	4.39	52	0.25	2.08	27
Year ended 12-31-2018	10.01	0.68	47	0.25	1.99	75
Year ended 12-31-2017[4]	10.00	—	44	0.25[5]	1.96[5]	23

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

The Ivy InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. ("W&R"), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Concentration of Market and Credit Risk. Because the Portfolio invests substantially all of its assets in Ivy Funds mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by an Underlying Fund in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact an Underlying Fund's investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by an Underlying Fund, or (iii) reduced effectiveness of related Underlying Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Portfolios herein have adopted a Liquidity Risk Management Program (the "Program"). The Portfolio's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Portfolio's liquidity risk, which is the risk that any Portfolio could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Portfolio. This risk is managed by monitoring the degree of liquidity of the Portfolio's investments, limiting the amount of the Portfolio's illiquid investments, and utilizing various risk management tools and facilities available to the Portfolio for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Portfolio's investments is supported by one or more third-party liquidity assessment vendors. The Portfolio's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Portfolio's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Portfolio or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Portfolio's HLIM, where applicable, had been effective in managing the Portfolio's liquidity risk.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Funds family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Ivy Investment Management Company ("IICO"), an affiliate of W&R.

IICO serves as each Portfolio's investment adviser. The Portfolios pay no management fees; however, IICO receives management fees from the underlying Ivy Funds. Each Portfolio pays advisory fees to IICO indirectly, as shareholders in the Underlying Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to W&R. During the period ended June 30, 2020, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Aggressive Portfolio	$22	$ 1	$23
InvestEd Growth Portfolio	40	—*	40
InvestEd Balanced Portfolio	23	—*	22
InvestEd Conservative Portfolio	17	—*	17
InvestEd Income Portfolio	20	—*	20
InvestEd Fixed Income Portfolio	8	—*	6

*Not shown due to rounding

[1]W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the period ended June 30, 2020, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Aggressive Portfolio	$ 5,212	$ 19,213
InvestEd Growth Portfolio	36,374	26,052
InvestEd Balanced Portfolio	15,578	18,657
InvestEd Conservative Portfolio	15,252	18,140
InvestEd Income Portfolio	19,138	19,853
InvestEd Fixed Income Portfolio	17,515	11,217

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	InvestEd Aggressive Portfolio				InvestEd Growth Portfolio			
	Six months ended 6-30-20		Year ended 12-31-19		Six months ended 6-30-20		Year ended 12-31-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	326	$ 3,562	706	$7,664	2,029	$22,940	1,089	$ 12,410
Shares issued in reinvestment of distributions to shareholders	—	—	119	1,343	—	—	675	7,717
Shares redeemed	(1,562)	(17,605)	(193)	(2,101)	(1,194)	(13,116)	(2,946)	(33,564)
Net increase (decrease)	(1,236)	$(14,043)	632	$6,906	835	$ 9,824	(1,182)	$ (13,437)

| | InvestEd Balanced Portfolio | | | | InvestEd Conservative Portfolio | | | |
| | Six months ended 6-30-20 | | Year ended 12-31-19 | | Six months ended 6-30-20 | | Year ended 12-31-19 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	978	$ 9,921	2,132	$ 22,057	1,124	$12,538	2,425	$ 26,713
Shares issued in reinvestment of distributions to shareholders	—	—	385	4,035	—	—	145	1,647
Shares redeemed	(1,328)	(13,438)	(2,740)	(28,308)	(1,428)	(15,921)	(2,889)	(31,728)
Net (decrease)	(350)	$ (3,517)	(223)	$ (2,216)	(304)	$ (3,383)	(319)	$ (3,368)

| | InvestEd Income Portfolio | | | | InvestEd Fixed Income Portfolio | | | |
| | Six months ended 6-30-20 | | Year ended 12-31-19 | | Six months ended 6-30-20 | | Year ended 12-31-19 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,513	$16,006	3,120	$32,727	1,291	$13,455	2,163	$22,248
Shares issued in reinvestment of distributions to shareholders	—	—	297	3,150	—	—	88	904
Shares redeemed	(1,659)	(17,540)	(2,949)	(31,012)	(734)	(7,619)	(1,852)	(19,050)
Net increase (decrease)	(146)	$ (1,534)	468	$ 4,865	557	$ 5,836	399	$ 4,102

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2020.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2020 follows:

	12-31-19 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	6-30-20 Value	Distributions Received	Capital Gain Distributions
InvestEd Aggressive Portfolio								
Ivy Core Equity Fund, Class N	$ 972	$1,024	$ 585	$ 10	$ 60	$ 1,481	$—	$—
Ivy Corporate Bond Fund, Class N	N/A	135	11	1	9	134	1	—
Ivy Emerging Markets Equity Fund, Class N	2,003	189	1,065	45	(81)	1,091	—	—
Ivy Global Bond Fund, Class N	79	12	48	1	—	44	—*	—
Ivy Government Securities Fund, Class N	1,713	314	1,197	68	(19)	879	8	—
Ivy High Income Fund, Class N	160	18	121	(12)	(2)	43	3	—
Ivy International Core Equity Fund, Class N	4,175	562	2,291	17	(245)	2,218	—	—
Ivy Large Cap Growth Fund, Class N ..	3,619	349	2,152	227	(68)	1,975	—	—
Ivy LaSalle Global Real Estate Fund, Class N	644	98	340	6	(71)	337	—	—
Ivy Limited-Term Bond Fund, Class N	780	83	692	8	(4)	175	3	—
Ivy Mid Cap Growth Fund, Class N	2,268	205	1,365	229	(92)	1,245	—	—
Ivy Mid Cap Income Opportunities Fund, Class N	1,934	285	1,452	82	(274)	575	7	—
Ivy ProShares MSCI ACWI Index Fund, Class N	5,518	537	2,888	319	(524)	2,962	15	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	403	65	212	8	(59)	205	2	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	3,118	403	1,677	249	(440)	1,653	14	—
Ivy Securian Core Bond Fund, Class N	391	317	235	4	11	488	4	—
Ivy Small Cap Core Fund, Class N	162	23	86	4	(19)	84	—	—
Ivy Small Cap Growth Fund, Class N ...	815	73	450	12	(9)	441	—	—
Ivy Value Fund, Class N	3,536	520	2,346	(44)	(342)	1,324	9	—
	$32,290			$1,234	$(2,169)	$17,354	$66	$—

	12-31-19 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	6-30-20 Value	Distributions Received	Capital Gain Distributions
InvestEd Growth Portfolio								
Ivy Core Equity Fund, Class N	$ 2,343	$5,988	$ 249	$ 14	$ 448	$ 8,544	$ —	$—
Ivy Corporate Bond Fund, Class N	284	929	43	2	78	1,250	9	—
Ivy Emerging Markets Equity Fund, Class N	6,037	1,151	658	52	(207)	6,375	—	—
Ivy Global Bond Fund, Class N	569	134	88	(3)	6	618	6	—
Ivy Government Securities Fund, Class N	13,499	4,273	4,006	350	367	14,483	118	—
Ivy High Income Fund, Class N	1,447	329	356	(67)	(144)	1,209	50	—
Ivy International Core Equity Fund, Class N	12,185	3,037	1,429	122	(1,366)	12,549	—	—
Ivy Large Cap Growth Fund, Class N	11,903	1,669	1,942	153	799	12,582	—	—
Ivy LaSalle Global Real Estate Fund, Class N	1,745	482	142	10	(323)	1,772	—	—
Ivy Limited-Term Bond Fund, Class N	10,149	2,513	5,412	32	99	7,381	93	—
Ivy Mid Cap Growth Fund, Class N . . .	5,858	903	1,220	233	459	6,233	—	—
Ivy Mid Cap Income Opportunities Fund, Class N	5,826	1,662	3,551	(138)	(921)	2,878	42	—
Ivy ProShares MSCI ACWI Index Fund, Class N	16,430	3,103	1,393	160	(1,214)	17,086	85	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1,167	335	90	7	(269)	1,150	10	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . .	10,112	2,321	957	111	(1,196)	10,391	91	—
Ivy Securian Core Bond Fund, Class N	2,262	3,695	231	6	184	5,916	51	—
Ivy Small Cap Core Fund, Class N	584	158	61	5	(100)	586	—	—
Ivy Small Cap Growth Fund, Class N . .	2,065	375	294	15	4	2,165	—	—
Ivy Value Fund, Class N	11,620	3,317	3,930	(347)	(1,972)	8,688	60	—
	$116,085			$ 717	$(5,268)	$121,856	$615	$—

	12-31-19 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	6-30-20 Value	Distributions Received	Capital Gain Distributions
InvestEd Balanced Portfolio								
Ivy Core Equity Fund, Class N	$ 1,056	$2,986	$ 176	$ 9	$ 235	$ 4,110	$ —	$—
Ivy Corporate Bond Fund, Class N	409	1,934	75	4	135	2,407	14	—
Ivy Emerging Markets Equity Fund, Class N	3,484	298	432	28	(106)	3,272	—	—
Ivy Global Bond Fund, Class N	822	62	98	(2)	9	793	8	—
Ivy Government Securities Fund, Class N	14,410	2,251	2,719	238	455	14,635	118	—
Ivy High Income Fund, Class N	1,462	118	234	(38)	(144)	1,164	47	—
Ivy International Core Equity Fund, Class N	6,699	905	868	57	(661)	6,132	—	—
Ivy Large Cap Growth Fund, Class N	7,082	138	1,086	99	426	6,659	—	—
Ivy LaSalle Global Real Estate Fund, Class N	839	134	82	4	(138)	757	—	—
Ivy Limited-Term Bond Fund, Class N	11,799	767	5,598	88	50	7,106	98	—
Ivy Mid Cap Growth Fund, Class N	3,381	195	748	139	231	3,198	—	—
Ivy Mid Cap Income Opportunities Fund, Class N	3,363	590	1,931	(87)	(459)	1,476	21	—
Ivy ProShares MSCI ACWI Index Fund, Class N	9,313	837	1,010	93	(622)	8,611	43	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	631	109	59	3	(131)	553	5	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	6,671	846	784	73	(714)	6,092	54	—
Ivy Securian Core Bond Fund, Class N	3,673	2,070	293	7	140	5,597	58	—
Ivy Small Cap Core Fund, Class N	211	34	27	2	(32)	188	—	—
Ivy Small Cap Growth Fund, Class N	1,064	87	173	9	4	991	—	—
Ivy Value Fund, Class N	6,916	1,217	2,264	(175)	(1,053)	4,641	33	—
	$83,285			$ 551	$(2,375)	$78,382	$499	$—

	12-31-19 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	6-30-20 Value	Distributions Received	Capital Gain Distributions
InvestEd Conservative Portfolio								
Ivy Core Equity Fund, Class N	$ 411	$2,083	$ 174	$ 11	$ 162	$ 2,493	$ —	$—
Ivy Corporate Bond Fund, Class N	597	2,286	110	6	173	2,952	19	—
Ivy Emerging Markets Equity Fund, Class N	2,331	283	368	33	(73)	2,206	—	—
Ivy Global Bond Fund, Class N	1,199	45	89	(1)	13	1,167	13	—
Ivy Government Securities Fund, Class N	20,328	2,731	1,344	109	873	22,697	175	—
Ivy High Income Fund, Class N	1,828	126	213	(14)	(205)	1,522	61	—
Ivy International Core Equity Fund, Class N	3,868	629	599	51	(381)	3,568	—	—
Ivy Large Cap Growth Fund, Class N	5,010	207	520	69	377	5,143	—	—
Ivy LaSalle Global Real Estate Fund, Class N	612	113	72	5	(101)	557	—	—
Ivy Limited-Term Bond Fund, Class N	18,398	887	8,655	125	86	10,841	150	—
Ivy Mid Cap Growth Fund, Class N	1,850	176	316	67	182	1,959	—	—
Ivy Mid Cap Income Opportunities Fund, Class N	1,840	392	1,208	(52)	(249)	723	11	—
Ivy ProShares MSCI ACWI Index Fund, Class N	5,558	704	794	76	(365)	5,179	26	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	614	102	219	(21)	(115)	361	4	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5,271	862	1,136	72	(594)	4,475	42	—
Ivy Securian Core Bond Fund, Class N	5,159	2,489	395	10	188	7,451	80	—
Ivy Small Cap Core Fund, Class N	205	42	34	3	(32)	184	—	—
Ivy Small Cap Growth Fund, Class N	414	49	84	7	2	388	—	—
Ivy Value Fund, Class N	4,892	1,046	1,810	(116)	(740)	3,272	23	—
	$80,385			$440	$(799)	$ 77,138	$604	$—

	12-31-19 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	6-30-20 Value	Distributions Received	Capital Gain Distributions
InvestEd Income Portfolio								
Ivy Core Equity Fund, Class N	$ 290	$1,672	$ 142	$ 9	$ 129	$ 1,958	$ —	$—
Ivy Corporate Bond Fund, Class N	561	2,748	69	4	204	3,448	21	—
Ivy Emerging Markets Equity Fund, Class N	1,791	284	299	31	(52)	1,755	—	—
Ivy Global Bond Fund, Class N	1,408	74	81	2	16	1,419	15	—
Ivy Government Money Market Fund, Class N	2,784	38	2,822	—	—	N/A	8	—
Ivy Government Securities Fund, Class N	30,040	5,162	1,265	102	1,361	35,400	267	—
Ivy High Income Fund, Class N	2,003	131	225	(16)	(226)	1,667	67	—
Ivy International Core Equity Fund, Class N	2,295	462	380	36	(223)	2,190	—	—
Ivy Large Cap Growth Fund, Class N	5,000	509	521	71	424	5,483	—	—
Ivy LaSalle Global Real Estate Fund, Class N	575	124	68	5	(95)	541	—	—
Ivy Limited-Term Bond Fund, Class N	40,707	2,148	8,474	182	478	35,041	384	—
Ivy Mid Cap Growth Fund, Class N	1,158	153	319	35	116	1,143	—	—
Ivy Mid Cap Income Opportunities Fund, Class N	1,152	288	735	(63)	(115)	527	8	—
Ivy ProShares MSCI ACWI Index Fund, Class N	5,802	956	885	82	(361)	5,594	29	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	288	65	32	2	(60)	263	2	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5,143	1,041	1,075	75	(562)	4,622	43	—
Ivy Securian Core Bond Fund, Class N	6,152	1,946	279	7	190	8,016	91	—
Ivy Small Cap Core Fund, Class N	289	68	51	5	(43)	268	—	—
Ivy Small Cap Growth Fund, Class N	292	46	64	8	1	283	—	—
Ivy Value Fund, Class N	4,883	1,223	2,067	(135)	(724)	3,180	23	—
	$112,613			$442	$ 458	$112,798	$958	$—

	12-31-19 Value	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Net Change in Unrealized Appreciation/ (Depreciation)	6-30-20 Value	Distributions Received	Capital Gain Distributions
InvestEd Fixed Income Portfolio								
Ivy Corporate Bond Fund, Class N	$ 130	$ 14	$ 140	$ —	$ (4)	N/A	$ 1	$—
Ivy Government Money Market Fund, Class N	5,301	567	5,868	—	—	N/A	16	—
Ivy Government Securities Fund, Class N	5,168	1,270	751	36	217	$ 5,940	45	—
Ivy Limited-Term Bond Fund, Class N	38,850	13,272	4,093	98	768	48,895	436	—
Ivy Securian Core Bond Fund, Class N	2,338	2,392	365	9	130	4,504	43	—
	$ 51,787			$143	$1,111	$59,339	$ 541	$—

Not shown due to rounding.

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2020 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
InvestEd Aggressive Portfolio	$ 18,146	$ 434	$ 1,166	$ (732)
InvestEd Growth Portfolio	122,891	5,053	5,917	(864)
InvestEd Balanced Portfolio	77,964	3,601	3,086	515
InvestEd Conservative Portfolio	75,718	3,582	2,081	1,501
InvestEd Income Portfolio	109,790	4,805	1,698	3,107
InvestEd Fixed Income Portfolio	58,191	1,337	—	1,337

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2019 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post- October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
InvestEd Aggressive Portfolio	$ 687	$ 884	$—	$—	$—
InvestEd Growth Portfolio	2,505	3,643	—	—	—
InvestEd Balanced Portfolio	1,859	2,138	—	—	—
InvestEd Conservative Portfolio	1,806	1,004	—	—	—
InvestEd Income Portfolio	2,569	1,254	—	—	—
InvestEd Fixed Income Portfolio	1,097	3	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2019 and 2018 were as follows:

Portfolio	December 31, 2019		December 31, 2018	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
InvestEd Aggressive Portfolio	$ 481	$ 862	$ 179	$ 290
InvestEd Growth Portfolio	3,756	3,961	3,143	13,246
InvestEd Balanced Portfolio	2,103	1,932	2,864	9,265
InvestEd Conservative Portfolio	1,647	—	1,605	—
InvestEd Income Portfolio	2,253	897	783	483
InvestEd Fixed Income Portfolio	906	—	273	—

[1]Includes short-term capital gains distributed, if any.

Proxy Voting Guidelines

A description of the policies and procedures the underlying Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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INVESTED PORTFOLIOS

InvestEd Aggressive Portfolio

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

InvestEd Income Portfolio

InvestEd Fixed Income Portfolio

1.888.923.3355

Visit us online at www.ivyinvestments.com

Before investing, investors should carefully consider the investment objectives, risks, charges and expenses of the IVY InvestEd^{SM} 529 PLAN. This and other important information is contained in the IVY InvestEd^{SM} 529 PLAN Program Overview, IVY InvestEd^{SM} 529 PLAN Account Application, and the prospectuses, or if available, summary prospectuses, all of which may be obtained at ivyinvestments.com or from a financial advisor. Read them carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.

SEMIANN-INVESTED (6-20)